Exhibit 2.1

14 June 2011
AE CONSOLIDATION LIMITED AND AVIS EUROPE PLC IMPLEMENTATION AGREEMENT
KIRKLAND & ELLIS INTERNATIONAL LLP 30 St Mary Axe London EC3A 8AF Tel: +44 (0)20 7469 2000 Fax: +44 (0)20 7469 2001 www.kirkland.com

CONTENTS

Clause		Page
1	Interpretation	3
2	Press Announcement	7
3	Implementation of the Scheme	7
4	Preparation of Scheme Documentation	12
5	Employee matters	12
6	Conduct of business	13
7	Inducement Fee	14
8	Non-solicitation and Matching Rights	15
9	Approvals and confirmation	16
10	Termination	16
11	Announcements	17
12	Entire agreement	17
13	Notices	17
14	Remedies and Waivers	18
15	Invalidity	19
16	No Partnership	19
17	Contracts (Rights of Third Parties) Act 1999	19
18	Further Assurance	19
19	Assignment	19
20	Variation	19
21	Costs and Expenses	19
22	Counterparts	20
23	Choice of Governing Law	20
24	Jurisdiction	20

-i-

Schedule 1 Press Announcement	21
Schedule 2 Employee Matters	22
Schedule 3 Scheme Timetable	26

-ii-

THIS AGREEMENT is entered into on 14 June 2011 by and between

(1)	AE CONSOLIDATION LIMITED, a company incorporated in England and Wales under company number 07666089 whose registered office is at 20-22 Bedford Row, London, WC1R 4JS ("Offeror"); and

(2)	AVIS EUROPE PLC, a company incorporated in England and Wales under company number 03311438 whose registered office is at Avis House, Park Road, Bracknell, Berkshire, RG12 2EW ("Target");

each a "Party" and together the "Parties".

WHEREAS:

(A)	The Offeror proposes to acquire the entire issued and to be issued share capital of Target.

(B)	The Parties have agreed to implement such acquisition by way of a scheme of arrangement pursuant to Part 26 of the Companies Act.

(C)	The Parties have agreed to take certain steps to effect completion of such acquisition and wish to enter into this Agreement to record their respective obligations relating to such matters.

THIS AGREEMENT PROVIDES as follows:

1.	INTERPRETATION

1.1	In this agreement unless otherwise specified:

"Acquisition"	means the acquisition by the Offeror of the Target Shares;
"Acquisition Effective Date"
means the Effective Date unless the Acquisition is to proceed by way of a takeover offer in accordance with Clause 3.7, in which event it shall mean the date that is 14 days after the date on which the takeover offer becomes or is declared unconditional in all respects;

"Business Day"	means any day other than a Saturday, Sunday or public holiday on which banks are generally open for business in London;
"Capital Reduction"	means the reduction of the share capital of Target under section 641(1)(b) of the Companies Act by the cancellation and the extinguishing of the Scheme Shares to be effected as part of the Scheme;
"Code"	means the City Code on Takeovers and Mergers;
"Companies Act"	means the Companies Act 2006, as amended;
"Competing Proposal"
means a proposal in respect of an offer, scheme of arrangement, merger or business combination or similar transaction (whether or not subject to any pre-conditions) or any revisions thereof proposed by a third party which is not acting in concert (as defined in the Code) with Offeror and the purpose of which is to enable that third party (or any other person) to acquire all or a significant proportion (being, in this case, 30 per cent. or more when aggregated with shares already held by the third party and anybody acting in concert (as defined in the Code) with that third party) of the issued share capital of the Target, or all or a significant proportion of its undertaking, assets or business, or any other arrangement or transaction or series of the same which would be inconsistent with the implementation of the Scheme;
"Conditions"	means the conditions to implementation of the Scheme and the Acquisition set out in Appendix 1 of the Press Announcement, and "Condition" shall be construed accordingly;
"Confidentiality Agreement"	means the confidentiality agreement between Offeror and Target dated 6 June 2005, as amended on 19 February 2010;
"Court"	means the High Court of Justice in England and Wales;
"Court Meeting"
means the meeting of the Target Shareholders to be convened by order of the Court pursuant to section 896 of the Companies Act, including any adjournment thereof for the purpose of considering and, if thought fit, approving the Scheme (with or without amendment);

"Court Orders"	means the First Court Order and the Second Court Order;
"Debt Financing"	has the meaning given in Clause 3.1(C);
"Effective Date"	means the date on which the Capital Reduction becomes effective in accordance with its terms;
"First Court Hearing"	means the hearing of the Court of the claim form to sanction the Scheme
"First Court Order"	means the order of the Court sanctioning the Scheme under Part 26 of the Companies Act;
"FSMA"	means the Financial Services and Markets Act 2000 (as amended from time to time);
"Inducement Fee"	means £6,359,553 (being one per cent. of the value of the Acquisition on a fully diluted basis) adjusted as required pursuant to Clause 7.4;
"Listing Rules"
means the rules and regulations made by the Financial Services Authority in its capacity as the UK Listing Authority under FSMA, and contained in the UK Listing Authority’s publication of the same name;

"London Stock Exchange"	eans London Stock Exchange plc;
"Offeror Group"	means Offeror and its subsidiaries and subsidiary undertakings;
"Panel"	means the Panel on Takeovers and Mergers;
"Press Announcement"	means the draft press announcement set out in Schedule 1;
"Relevant Authority"
means any court or competition, antitrust, national, supranational or supervisory body or other government, governmental, trade or regulatory agency or body, in each case in any jurisdiction and including, without limitation, the Panel;

"Scheme"	means the takeover offer by way of scheme of arrangement proposed to be made under Part 26 of the Companies Act 2006 between Target and the Target

Shareholders, with or subject to any modification, addition or condition approved or imposed by the Court and agreed by Target, Offeror and the Panel;
"Scheme Document"	means the document to be posted to Target Shareholders and others containing, inter alia, the Scheme and the notice of meeting for each of the Court Meeting and the Target GM;
"Scheme Record Time"	means the time and date specified in the Scheme Document which is expected to be 6.00 p.m. on the Business Day immediately preceding the date of the Second Court Hearing;
"Second Court Hearing"	means the hearing by the Court of the claim form to confirm the Capital Reduction;
"Second Court Order"
means the order of the Court confirming the Capital Reduction under section 648 of the Companies Act provided for by the Scheme and authorising the re-registration of Target as a private company under section 651 of the Companies Act

"Senior Employee"	means any of Pascal Bazin, Martyn Smith, Wolfgang Neumann, Roberto Lucchini, John McNicholas, Kevin Bradshaw, Jan Loning, Stephane Soille, Jacques Brun and Massimo Marsili;
"Superior Proposal"
means a bona fide Competing Proposal for the entire issued and to be issued share capital of Target or for all or substantially all of its assets, which the Target Directors consider, acting reasonably and in good faith and after consultation with their legal and financial advisers, is likely to be completed on its terms taking into account all financial, regulatory and other aspects of such proposal (including the ability of the proposing party to consummate the transactions contemplated by such proposal) and which, if consummated, would be superior to the Acquisition from a financial point of view for Target Shareholders and which the Target Directors are minded to recommend;

“Target Connected Person”	means, in relation to Target, each member of Target’s Group and each of their respective directors, officers, employees and advisers;
"Target Directors"	means the directors of Target at the relevant time;
"Target GM"
means the general meeting of Target to be convened in connection with the Scheme to be held on the same date as the Court Meeting to consider and, if thought fit, approve the Target GM Resolutions, including any adjournment of that meeting;

"Target GM Resolutions"
means the special resolutions to approve, inter alia, the cancellation of the entire issued share capital of Target, the alteration of Target's articles of association and other matters as may be necessary to implement the Scheme;

"Target Group"	means Target and its subsidiaries and subsidiary undertakings, and "member of the Target Group" shall be construed accordingly;
"Target Shareholder"	means a holder of one or more Target Shares;

"Target Shares"	means the ordinary shares of 10 pence each in the share capital of Target;
"Timetable"	means the indicative timetable for the Scheme set out in Schedule 2;
"UK Listing Authority"	means the Financial Services Authority acting in its capacity as the competent authority for listing under FSMA;
"VAT"	means value added tax and any similar sales or turnover tax; and
"Working Hours"	means 9.30 a.m. to 5.30 p.m. on a Business Day.

1.2	In this Agreement, unless otherwise specified:

1.2.1	references to clauses, sub-clauses and schedules are to clauses and sub-clauses of, and schedules to, this Agreement;

1.2.2	use of any gender includes the other gender;

1.2.3	any word or expression defined in the Companies Act and not defined in this Agreement shall have the meaning given in the Companies Act;

1.2.4
when used in this Agreement, the expressions "acting in concert", "control" and "offer" shall have the meanings given in the Code and the expressions "subsidiary" and "subsidiary undertaking" shall have the meanings given in the Companies Act;

1.2.5	references to a "company" shall be construed so as to include any company, corporation or other body corporate, wherever and however incorporated or established;

1.2.6
references to a "person" shall be construed so as to include any individual, firm, company, body corporate, government, state or agency of a state, local or municipal authority or government body or any joint venture, association or partnership (whether or not having separate legal personality);

1.2.7	a reference to any statute or statutory provision shall be construed as a reference to the same as it may have been, or may from time to time be, amended, modified or re-enacted;

1.2.8	any reference to a "day" (including within the phrase "Business Day") shall mean a period of 24 hours running from midnight to midnight;

1.2.9	references to times are to London time;

1.2.10	a reference to any other document referred to in this Agreement is a reference to that other document as amended, varied, novated or supplemented at any time;

1.2.11
the rule known as the ejusdem generis rule shall not apply and accordingly general words introduced by the word "other" shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things;

1.2.12	general words shall not be given a restrictive meaning by reason of the fact that they are followed by particular examples intended to be embraced by the general words;

1.2.13	references to "£" and "sterling" are to the lawful currency of the United Kingdom; and

1.2.14
references to "complying with fiduciary duties" and "being subject to fiduciary duties" shall be construed to refer to the Target Directors determining to take a particular course of action and "determine" shall be construed to refer to a determination made in good faith, with the benefit of external legal and independent financial advice and in compliance with fiduciary duties, provided that in no circumstances shall Target be required to provide a copy of such advice to Offeror.

1.3	All headings and titles are inserted for convenience only. They are to be ignored in the interpretation of this Agreement.

1.4	The Schedules form part of this Agreement and shall have the same force and effect as if set out in the body of this Agreement and any reference to this Agreement shall include the Schedules.

2.	PRESS ANNOUNCEMENT

2.1
The Parties shall use their reasonable endeavours to procure the release of the Press Announcement on a regulatory information service at or before 7.00 am on 14 June 2011 or such other time and date as may be agreed by the Parties and the rights and obligations of the parties under this Agreement, other than this Clause 2 and Clauses 11 to 24, shall be conditional upon such release.

2.2
The principal terms of the Acquisition shall be as set forth in the Conditions, the Press Announcement and the Scheme Document, and such other terms or modifications as Offeror and Target may agree in writing.  Unless and until this Agreement is terminated in accordance with its terms, each of the Parties shall use reasonable endeavours, and shall work co-operatively and reasonably with each other and their respective advisers, to achieve satisfaction of the Conditions as promptly as possible.

3.	IMPLEMENTATION OF THE SCHEME

3.1
Subject as otherwise provided in this Agreement, Target undertakes (on behalf of itself and the other members of the Target Group) to Offeror that it will take, or cause to be taken, the following steps to implement the Scheme:

(A)
Target will use all reasonable endeavours promptly, and in accordance with the Timetable (or such other date as may be agreed between the Parties), to apply to the Court for leave to convene the Court Meeting and file such documents and take such other steps as may be necessary in connection therewith;

(B)	Subject to:

(i)	the Court making the order necessary for the purpose of convening the Court Meeting;

(ii)	the necessary documents being settled with the Court and, where required, approved by Offeror under Clause 4.2; and

(iii)	such documents (insofar as required) being approved by any regulatory authority in an applicable jurisdiction,

Target shall use all reasonable endeavours in a timely manner, and in accordance with the Timetable (or such other date as may be agreed between the Parties to be no later than 28 days after publication of the Press Announcement (or such later date that the Panel may permit)) to publish the requisite documents, including the Scheme Document and appropriate forms of proxy, and thereafter, in a timely manner, publish and/or post such other documents and information as the Court or any regulatory authority may approve or require from time to time in connection with the due implementation of the Scheme;

(C)
during the period from the release of the Press Announcement to the Acquisition Effective Date in relation to sub-clauses 3.1(C)(i) to (C)(iii) (inclusive) below and from the passing of the resolutions to be proposed at the Target GM to the Acquisition Effective Date in relation to sub-clauses 3.1(C)(iv) to (C)(vi) below, and in each case subject to all applicable legal and regulatory requirements, Target will, and will procure that each member of the Target Group will, provide Offeror, its financing sources, its advisers and its representatives, without any liability whatsoever on the part of Target, its Group or any Target Connected Person and (as a condition of such cooperation) with such position being made clear to any relevant third party, such cooperation as may be reasonably requested by Offeror in connection with the proposed issue of loans and equity and debt securities in connection with the Scheme and the Acquisition and/or the refinancing or roll-over of any existing indebtedness of the Target Group (the "Financing") including (without limitation) by using all reasonable endeavours (subject to the foregoing) to:

(i)
subject to appropriate confidentiality restrictions in favour of the Target Group, furnish the Offeror and its financing sources as promptly as reasonably practicable with historic financial and other pertinent information regarding the Target and other members of the Target Group as may be reasonably requested by the Offeror or its financing sources, including financial statements (including pro forma financial statements), borrowing base calculations and supporting data and other pertinent historic information and consolidated financial statements, pro forma historic financial information, historic financial data, audit reports and other historic information of the type required and of type and form customarily included in a registration statement for a public offering of debt or equity securities or as otherwise customarily required in connection with the Financing or in order to receive customary “comfort” from the Company’s independent accountants in connection with the offering of debt securities contemplated by the Financing;

(ii)
subject to appropriate confidentiality restrictions in favour of the Target Group, participate, and cause senior management of the Target and other representatives of the Target and other members of the Target Group reasonably necessary for such purposes to participate, in a reasonable number of due diligence sessions (including accounting due diligence sessions) and drafting sessions with the Offeror’s financing sources, and meetings with and presentations to prospective rating agencies in connection with the Financing in each case during normal business hours; and make available for review by Offeror, its financing sources and their counsel documents relating to the Target Group of the type customarily reviewed in a due diligence review;

(iii)
subject to appropriate confidentiality restrictions in favour of the Target Group, assist, and cause senior management of the Target Group to assist, during normal business hours, with the preparation of materials for rating agency presentations, bank information memoranda, examinations, offering documents, private placement memoranda, prospectuses and other similar documents (the “Offering Documents”) customarily required in connection with the Financing (including requesting any consents of accountants for use of their reports in any materials relating to the Financing) and preparation of, and comment on, business projections in connection with the Financing;

(iv)
facilitate the granting of guarantees and the pledging of collateral as required by the Financing and using commercially reasonable efforts to obtain customary accountants’ comfort letters, consents, legal opinions, appraisals, surveys, title insurance, other certifications and documents required of the Target and other members of the Target Group in connection with the Financing and to cooperate with and assist the Offeror in connection with obtaining such items;

(v)
agree with existing providers of debt to the Target Group, as relevant, to amend, waive, vary or take any similar steps to ensure that such existing debt financing remains in place following the completion of the Acquisition or if such debt financing is to be repaid upon the Acquisition becoming effective, take all steps to facilitate the repayment of the existing indebtedness including by providing all necessary information as to amounts outstanding and other information reasonably required for any such repayment;

(vi)
participate, and cause senior management of the Target and other representatives of the Target and other members of the Target Group reasonably necessary for such purposes to participate, in a reasonable number of road shows, meetings and conference calls during normal business hours with prospective lenders and investors in connection with the Financing;

provided, however, that (i) notwithstanding any confidentiality restrictions in favour of the Target Group, nothing herein or in such confidentiality restrictions shall prevent Offeror from disclosing (acting in good faith and where reasonably necessary  in connection with the Financing) any information provided by or regarding a member of the Target Group in Offering Documents provided to lenders or purchasers of debt or equity securities or prospective  lenders or purchasers of debt or equity securities in connection with the Financing (it being acknowledged and agreed that, to the extent Offeror discloses any information in an Offering Document which would, but for this proviso, be subject to the obligations of confidentiality set out in Clauses 3.1(C)(i)-(iii), the Offeror agrees that it shall indemnify the Target (and each member of the Target Group) in respect of any losses, liabilities and costs which the Target (or any member of the Target Group) may suffer as a result of such disclosure) and Offeror shall inform Target in advance of any such disclosures and keep Target updated on the progress of the Financing at regular intervals, including through the provision of draft Offering Documents prior to their release (ii) the Target Group shall not be required to provide such cooperation if such cooperation interferes unreasonably with, or unreasonably disrupts, the business operations of the Target Group or adversely affects the legitimate interests of the Target Group and (iii) Offeror shall reimburse to the Target on demand all cost, fees and expenses (including VAT) which would not have been incurred by the Target Group but for its compliance with the Offeror’s requests under this Clause 3.1(C);save as required by law or regulation, the Court or the Panel, Target shall not, at any time following despatch of the Scheme Document, seek to amend the Scheme or the Target GM Resolutions from the form set out in the Scheme Document without the prior written consent of Offeror;

(D)
prior to the Target GM, keep Offeror appraised on a regular basis and/or at the Offeror’s reasonable request of, the number of proxy votes received in respect of the Target GM Resolutions and the resolutions to be proposed at the Court Meeting and the identity of the Target Shareholders who have given such proxies;

(E)
Target will convene the Target GM for the date that is set out in the Scheme Document (or as soon as reasonably practicable thereafter) for the purpose of considering and, if thought fit by the Target Shareholders, approving the Target GM Resolutions;

(F)	if the Court so requires or indicates, or if it is necessary to implement the Scheme, Target shall reconvene the Court Meeting and the Target GM;

(G)
following and subject to the resolutions to be proposed at each of the Court Meeting and the Target GM having been passed by the requisite majorities, Target shall, as soon as reasonably practicable and in accordance with the Timetable (or such other time as may be agreed between the Parties), seek the sanction of the Court to the Scheme at the First Court Hearing and the confirmation of the Capital Reduction at the Second Court Hearing and take any other action reasonably necessary to make the Scheme effective (unless Offeror has notified Target in writing that an event has occurred or a circumstance has arisen which Offeror considers is sufficiently material for the Panel to permit it to withdraw from the Acquisition);

(H)
as soon as reasonably practicable after the sanction of the Scheme by the Court at the First Court Hearing, Target shall cause an office copy of each of the Court Orders and the Statement of Capital to be delivered to the Registrar of Companies

(I)
as soon as reasonably practicable after the confirmation of the Capital Reduction by the Court at the Second Court Hearing, Target shall cause an office copy of the Second Court Order and a copy of the statement of capital to be delivered to the Registrar of Companies for registration and, if the Court so orders, the registration of the Second Court Order and the statement of capital; and

(J)
Target shall apply to the London Stock Exchange and the UK Listing Authority respectively for the cancellation of the admission to trading of the Target Shares on the London Stock Exchange’s main market for listed securities and the listing of Target Shares on the Official List, in each case, with effect from the Effective Date.

3.2	Without prejudice to the generality of Clause 3.1, each of Offeror and Target undertakes to the other (to the extent that such steps have not already been taken prior to the date hereof):

(A)
to make as promptly as reasonably practicable, the filing required: (i) under Italian law to be made with the Autorità Garante della Concorrenza e del Mercato; (ii) the filing to be made with the Isle of Man Insurance and Pensions Authority; and (iii) such notifications as are required to be made to, or consultations which are required to be had with, works councils or employee representative bodies of the Target Group in connection with the Acquisition;

(B)
to provide as promptly as reasonably practicable, in consultation with the other Party, such information as may be reasonably requested by Autorità Garante della Concorrenza e del Mercato or the Isle of Man Insurance and Pensions Authority or works councils or employee representative bodies of the Target Group;

(C)	in each case, subject to applicable law and regulation, reasonably promptly to notify the other Party of, and provide copies of, any material communications with a

Autorità Garante della Concorrenza e del Mercato or the Isle of Man Insurance and Pensions Authority or works councils or employee representative bodies of the Target Group in connection with the Acquisition; and

(D)
to keep the other promptly informed of developments of which it becomes aware which are material or potentially material in relation to the notifications made and consultations with works councils or employee representative bodies of the Target Group in connection with the Acquisition.

3.3
Target agrees that the Scheme Document shall incorporate a unanimous and unqualified recommendation of the Target Directors to Target Shareholders to vote in favour of the Scheme and the Target GM Resolutions, such recommendation to be in the form set out in the Press Announcement (except to the extent that the Target Directors have determined that such recommendation should not be given or should be withdrawn or to comply with their fiduciary duties or their statutory duties as set out in sections 171 to 177, inclusive, of the Companies Act or in the light of financial advice received which they are required to disclose to Target Shareholders under Rule 3.1 of the Code).  Offeror agrees that, in these circumstances, Target will be free to explain to the Court and the Target Shareholders why the Target Directors have not given, withdrawn or modified their recommendation and Target shall cease to be under any further obligation under Clauses 3, 4, 5, and (subject always to Clause 7) 8 and shall not, in exercising its rights under this Clause 3.3 be taken to be in breach of any relevant Clause of this Agreement.

3.4
Subject to Offeror not having elected to implement the Acquisition by way of a takeover offer in accordance with Clause 3.7, Offeror shall (subject to compliance by Target with the requirements of this Agreement) take all such steps as are reasonably necessary to implement the Acquisition on the terms (but subject to the Conditions) set out in the Press Announcement.

3.5
Subject to Offeror not having elected to implement the Acquisition by way of a takeover offer in accordance with Clause 3.7, Offeror undertakes to Target that, subject to the satisfaction or (at the absolute discretion of Offeror) waiver of the Conditions it will, through their counsel, consent to the implementation of the Scheme.

3.6	Offeror agrees that unless:

(A)	an event has occurred or a circumstance has arisen which is sufficiently material for the Panel to permit it to withdraw from the Acquisition (and the Panel has agreed to permit such withdrawal); or

(B)	the Target GM Resolutions have not been passed by the requisite majority,

it will waive all the remaining Conditions (other than the Conditions set out in paragraph 1(c) of the Press Announcement) by 11:59 p.m. on the day that is immediately prior to the date of the First Court Hearing.

3.7
Offeror reserves the right to elect (by delivering notice to Target to that effect) to implement the Acquisition by way of a takeover offer for the Target Shares (with the Panel’s consent, if required).  In such event, Offeror agrees that such offer would be implemented on the same terms (subject to appropriate amendments, including (without limitation) an acceptance condition set at not less than 75 per cent. (or such lesser percentage as Offeror may decide or the Panel may require) in nominal value of the Target Shares), so far as applicable, as those which would apply to the Scheme.  In the event that the Offeror elects to implement the Acquisition by way of a takeover offer, Target shall be released from the obligations set out in Clause 3.1 (other than the obligations under Clause 3.1(C), which shall continue to apply).

4.	PREPARATION OF SCHEME DOCUMENTATION

4.1
Target shall, in conjunction with Offeror, continue preparation of the Scheme Document and the Parties shall ensure that the Scheme Document is finalised in sufficient time to permit application to the Court to be made for leave to convene the Court Meeting and Target GM and for the Scheme Document to be posted as provided in Clause 3.

4.2
Offeror undertakes to provide Target with all such information about itself and the Offeror Group as may be required for inclusion in the Scheme Document and to provide as soon as reasonably practicable all such other assistance as Target may reasonably require in connection with the preparation of the Scheme Document, including access to, and ensuring the provision of assistance by, relevant professional advisers.  Target agrees to consult with Offeror as to the form and content of the Scheme Document.

4.3
Target agrees to seek approval of Offeror as to the form and content of the Scheme Document before it is posted and to afford Offeror sufficient time to consider the Scheme Document in order to give such approval (such approval not to be unreasonably withheld or delayed).

4.4
Offeror will procure that its directors accept responsibility for all of the information in the Scheme Document relating to the Offeror Group, themselves (and, in each case, members of their immediate families, related trusts and persons connected with them) information on Offeror’s future plans for the Target Group, its management and employees and any acquisition financing relating to Offeror and any other information for which a bidder would customarily accept responsibility in a document such as a Scheme Document.

4.5
Target will procure that the Target Directors accept responsibility for all of the information in the Scheme Document other than information for which responsibility is accepted by other persons under Clauses 4.4 above.

4.6	If Offeror shall elect to effect the Acquisition by way of a takeover offer:

(A)
the Parties agree that (in accordance with Clause 3.7) references in this paragraph to the Scheme Document shall be read and construed as references to the offer document (although, in such event, Target shall only be obliged to procure that its directors accept responsibility for all of the information in the offer document relating to the Target  Group and themselves (and, in each case, members of their immediate families, related trusts and persons connected with them)) and otherwise mutatis mutandis; and

(B)
Clause 4.2 shall not apply and the Target undertakes to provide Offeror with all such information about itself and the Target Group as may be required for inclusion in the Scheme Document and to provide as soon as reasonably practicable all such other assistance as Offeror may reasonably require in connection with the preparation of the offer document, including access to, and ensuring the provision of assistance by, relevant professional advisers; and

(C)
Offeror agrees to seek approval of Target as to the form and content of the offer document before it is posted and to afford Target sufficient time to consider the offer document in order to give such approval (such approval not to be unreasonably withheld or delayed).

5.	EMPLOYEE MATTERS

Target and Offeror agree that the arrangements set out in Schedule 2 will, where appropriate subject to the Acquisition becoming effective in all respects, be implemented with respect to

Target’s employee share schemes and current employment arrangements in accordance with that Schedule.

6.	CONDUCT OF BUSINESS

6.1
Target undertakes that prior to the earlier of (i) the Effective Date and (ii) termination of this Agreement in accordance with its terms, Target shall not, and it shall procure that no other member of the Target Group shall (except with the prior written consent of Offeror, such consent not to be unreasonably withheld or delayed):

(A)	carry on business other than in the ordinary and usual course and in all material respects consistently with past practice; or

(B)	enter into any agreement or otherwise take any action where to do so would require the approval of Target Shareholders under Rule 21.1 of the Code; or

(C)
acquire or agree to acquire any share or other interest in any company, partnership or other venture in which the Target is not already a holder of interests of that type involving the payment of consideration of more than €250,000 (or the equivalent in any other currency);

(D)
save for transactions between members of the Target Group, authorise, issue or propose the issue of any debentures, or incur any new indebtedness in respect of borrowed money or become subject to any guarantee or other contingent liability in respect of borrowed money in an aggregate amount in excess of the Target Group’s financing facilities at the date hereof; or

(E)	recommend, declare, pay or make any dividend, bonus issue or other distribution, whether payable in cash or otherwise; or

(F)
save pursuant to the Scheme or Clause 5 hereof, sub-divide, consolidate, re-classify or make any other change to its share capital or articles of association (other than as set out in the Target GM Resolutions); or

(G)	take any step, or intentionally omit to take any step, which is reasonably likely to have the effect of preventing, prejudicing or delaying satisfaction of any of the Conditions; or

(H)	save pursuant to the Scheme or Clause 5 hereof, issue or grant any securities including, without limitation, any options, warrants or awards; or

(I)	terminate the employment (save in the case of serious misconduct) of, or constructively dismiss, or vary the terms of employment of any Senior Employee; or

(J)
make any improvements to the terms of employment of any Senior Employee, or the terms of any bonus arrangement applicable to such employee otherwise than in connection with the promotion of such employee in the ordinary and usual course or otherwise in connection with annual salary increases in the ordinary and usual course of business; or

(K)	engage or appoint any employee whose annual emoluments exceed £150,000 (or the equivalent in any other currency); or

(L)	agree to do any of the foregoing.

6.2
Target undertakes that, except with the prior written consent of Offeror, it will not submit to Target Shareholders for approval in general meeting any resolution which, if passed, would constitute approval for the purposes of Rule 21.1 of the Code or seek the consent of the Panel to proceed without such approval.

7.	INDUCEMENT FEE

7.1
As an inducement to Offeror to release the Press Announcement, Target hereby agrees that it will pay Offeror the Inducement Fee by way of compensation if, during the period commencing on the date of the release of the Press Announcement and ending on the earlier of the date on which the Scheme either (i) lapses (in accordance with its terms) or (ii) is withdrawn, a Competing Proposal is announced and subsequently (whether before or after the date on which the Scheme lapses or is withdrawn) such Competing proposal becomes effective.  The Offeror's right to receive the Inducement Fee shall be without prejudice to any other rights or remedies to which the Offeror may be entitled under or pursuant to the terms of this agreement.

7.2
Target shall pay the Inducement Fee, by electronic funds transfer for same day value into such bank account as Offeror may notify Target in writing, within three Business Days following the Competing Proposal referred to in Clause 7.1 above becoming effective.  Such payment shall be made in full, without deduction or withholding (save only as may be required by law) and without regard to any lien, right of set-off, counterclaim or otherwise.

7.3
Target undertakes that until the earlier of (i) the Effective Date and (ii) termination of this Agreement in accordance with its terms, it shall not, and it shall procure that no other member of the Target Group shall, offer to pay, or pay, or agree with any other person to pay, any inducement fee, break fee, expense reimbursement of an offeror or other similar fee, payment or arrangement.

7.4
The parties anticipate, and shall use all reasonable endeavours to secure, that the Inducement Fee is not treated for VAT purposes as consideration for a taxable supply.  If, however, the Break Fee is determined by HM Revenue & Customs to be in whole or part consideration for a taxable supply in respect of which Offeror (or the representative member of the group of which Offeror is a member) is liable to account for VAT then, to the extent that such VAT is recoverable by Target (or the representative member of the group of which Target is a member) by repayment or credit, the amount of the Inducement Fee shall be increased to take account of such recoverable VAT, such that (i) the Inducement Fee (including any amount in respect of VAT); less (ii) any amount of VAT in respect of which Target (or such representative member) is entitled to credit or repayment, shall be equal to the amount that the Inducement Fee would have been in the absence of any such VAT.  For the avoidance of doubt, if and to the extent that such VAT is irrecoverable by Target (or such representative member) then no additional amount shall be paid in respect of such VAT and the Inducement Fee shall be VAT inclusive.

7.5
Such adjusting payment as may be required by Target to give effect to Clause 7.4 above shall be made five Business Days after the date on which the determination by HM Revenue & Customs has been communicated by Offeror to Target (together with such evidence of it as is reasonable in the circumstances to provide, and together with the provision of a valid VAT invoice) or, if later, five Business Days after the VAT is recovered by Target (or the representative member of the group of which Target is a member).

7.6
It is agreed that Target will not be obliged to pay the Inducement Fee to the extent that the amount payable is in excess of the amount the Panel on Takeovers and Mergers determines to be permissible under Rule 21.2 of the Takeover Code or which is permitted to be paid without Target shareholder approval under LR 10.2.7 of the Listing Rules.

7.7	The provisions of Clause 7.1 and 7.2 above shall remain binding on Target and shall continue in full force and effect notwithstanding the termination of this Agreement.

8.	NON-SOLICITATION AND MATCHING RIGHTS

8.1
Once the Press Announcement has been released and in consideration of the forgoing, Target undertakes that it will not permit any member of the Target Group or any of its or their respective directors, officers, Senior Employees, agents or advisers, prior to the earlier of (i) the Effective Date and (ii) termination of this Agreement in accordance with its terms, directly or indirectly (and if Target learns of any such activities by any other employee who is not a Senior Employee, it shall procure that such person is immediately instructed to cease such activities) to:

(A)	solicit, initiate, encourage or otherwise seek to procure a Competing Proposal; or

(B)
save as otherwise permitted in this Clause 8.1(B), enter into any discussions or communications with any other person in response to their making an unsolicited Competing Proposal or unsolicited approach in respect of a Competing Proposal.  This Clause 8.1(B) shall not prevent (i) Target from complying with its obligations under Rule 20.2 of the Code; or (ii) the Target Directors complying with their fiduciary duties or their statutory duties as set out in sections 171 to 177, inclusive, of the Companies Act.

If any other person does make such an unsolicited offer or approach Target will as soon as reasonably practicable and lawful inform the Offeror thereof and the Target agrees that the Target Directors shall not, save as provided in this Clause 8.1 or Clause 8.2, withhold, withdraw, change or modify their recommendation of the Acquisition.

8.2
Target agrees that if a person makes a Superior Proposal, Target shall notify Offeror of reasonable details thereof (including, without limitation, such details as led the Target Directors to determine that it is a Superior Proposal) as soon as reasonably practicable (and, in any event, within 24 hours) and Target agrees that in such circumstances, the Target Directors shall not withhold, withdraw, change or modify their recommendation of the Acquisition unless, Offeror fails:

(A)
within 72 hours of receiving notice from Target of the Superior Proposal, to confirm in writing to the Target that it intends to increase its offer price, or otherwise revise its proposal, in a manner which would, in the bona fide opinion of Target Directors, having taken advice from their financial advisers, provide equal or superior financial value to Target Shareholders (and is otherwise on terms which are, in the opinion of the Target Directors, having taken advice from their financial advisers, equal to those contained in the Superior Offer); and

(B)	within 72 hours of receiving notice from Target of the Superior Proposal, to announce such revised proposal on a regulatory information service.

In the event that the Offeror's obligations in (A) and (B) above are satisfied in accordance therewith, Target agrees that the Target Directors shall continue to recommend the Acquisition (as revised).

8.3	The rights contained in Clause 8.2 shall lapse if an auction process pursuant to Rule 32.5 of the Code is established.

9.	APPROVALS AND CONFIRMATION

9.1	Offeror and Target confirm to each other that they have obtained all appropriate board approvals for the purpose of entering into this Agreement and releasing the Press Announcement.

9.2
Having made due and careful enquiries of its directors, Target confirms to Offeror that it is not aware of any circumstances which would cause the Panel to permit the Scheme to be lapsed as a result of a failure to satisfy any of the Conditions.

10.	TERMINATION

10.1	This Agreement shall terminate and, subject to Clause 10.2, all rights and obligations of the Parties hereunder shall cease forthwith, as follows:

(A)
by written notice from Offeror to Target following a breach by Target of any of the obligations to be performed by it under this Agreement; provided that, if the breach is remediable within the timeframe contemplated for effecting the Scheme, Target having been given such period as is reasonable in the light of that timetable (not exceeding 15 Business Days) to remedy the same and has not so remedied it within that time; or

(B)
by written notice from one Party to the other if the Target Directors withhold, withdraw or adversely modify or qualify their recommendation to Target Shareholders to vote in favour of the Scheme and the Target GM Resolutions at any time prior to the Effective Date; or

(C)
if the Scheme lapses or terminates in accordance with its terms (unless Offeror elects to implement the Acquisition by way of a takeover offer (in accordance with this Agreement) and notifies the Target of the same within 24 hours of the date on which the Scheme has lapsed, in which event this Agreement shall not terminate in accordance with this Clause 10.1(C)); or

(D)	if a competing offeror unconditionally acquires in excess of 50 per cent. (by value) of the issued share capital of the Target; or

(E)
if the Court declines or refuses to sanction the Scheme or the Order is not granted (unless Offeror elects to implement the Acquisition by way of a takeover offer (in accordance with this Agreement) and notifies the Target of the same within 24 hours of the date on which the Court declines or refuses to sanction the Scheme or the Order is not granted, in which event this Agreement shall not terminate in accordance with this Clause 10.1(E)); or

(F)
save as the Parties may otherwise agree in writing, the Effective Date has not occurred on or before 21 October 2011 unless Offeror has previously elected to implement the Acquisition by way of a takeover offer (in accordance with this Agreement); or

(G)	if Offeror has made a takeover offer, the date on which that offer lapses or is withdrawn (with the consent of the Panel, if required); or

(H)	as agreed in writing between Offeror and Target; or

(I)	upon the Effective Date.

10.2
Termination of this Agreement pursuant to Clause 10.1 above shall be without prejudice to the rights of either Party that may have arisen prior to termination.  This Clause 10.2 and Clauses 11 to 24 shall survive termination of this Agreement.

11.	ANNOUNCEMENTS

11.1
Subject to Clause 11.2, and prior to satisfaction, fulfilment or waiver (as the case may be) of the Conditions, no announcement (other than the Press Announcement) concerning the Acquisition or any ancillary matter contemplated by this Agreement shall be made by either Party other than on a joint basis or with the prior written approval of the other Party, such approval not to be unreasonably withheld or delayed. This Clause 11.1 shall cease to apply if the Target Directors have withdrawn, modified, qualified or amended their recommendation to Target Shareholders to vote in favour of the Scheme and the Target GM Resolutions in accordance with Clause 3.3.

11.2	Each Party may make such announcements as are required by:

(A)	the applicable law regulation or court order of any relevant jurisdiction; or

(B)	any securities exchange or regulatory or governmental body to which the Party is subject or submits, wherever situated, including (without limitation) the London Stock Exchange and the Panel in which case the Party concerned shall take all such steps as may be reasonable and practicable in the circumstances to agree the contents and timing of such announcement with the other Party before making such announcement.

12.	ENTIRE AGREEMENT

12.1
This Agreement and the Confidentiality Agreement constitutes the entire agreement between the Parties relating to the Acquisition and supersede any previous agreement whether written or oral between the parties in relation to the Acquisition, except that the confidentiality provisions in the Confidentiality Agreement shall remain in full force and effect in accordance with the terms of such agreement.

12.2	Each Party acknowledges that in entering into this Agreement it is not relying upon any pre-contractual statement that is not set out in this Agreement or the Confidentiality Agreement.

12.3
Except in the case of fraud, no Party shall have any right of action against any other Party to this Agreement arising out of or in connection with any pre-contractual statement except to the extent that it is repeated in this Agreement or the Confidentiality Agreement.

12.4
For the purposes of this clause, “pre-contractual statement” means any draft, agreement, undertaking, representation, warranty, promise, assurance or arrangement of any nature whatsoever, whether or not in writing, relating to the subject matter of this Agreement or the Confidentiality Agreement made or given by any person at any time prior to the date of this Agreement.

13.	NOTICES

13.1
A notice under this Agreement shall only be effective if it is in writing. Any notice must be either delivered by hand by courier, pre-paid recorded delivery mail or by facsimile transmission and shall be effective when duly given in accordance with Clause 13.3.

13.2	Notices under this Agreement shall be sent to a Party at its address or number and for the attention of the individual set out below:

(A)	To Offeror:

AE Consolidation Limited, at 20-22 Bedford Row, London, WC1R 4JS, fax: +44(0)117 923 0063 (for the attention of Ronald Nelson and David Wyshner),

with a copy (not constituting notice hereunder) to Kirkland & Ellis International LLP, 30 St Mary Axe, London, EC3A 8AF; Fax: +44(0)207 469 2001 (for the attention of David Fox / Graham White).

(B)	To Target:

Avis Europe plc, Avis House, Park Road, Bracknell, Berkshire, RG12 2EW, fax: +44(0) 1344 869194 (for the attention of Judith Nicholson),

with a copy (not constituting notice hereunder) to Freshfields Bruckhaus Deringer LLP, 65 Fleet Street, London EC4Y 1HT; fax +44(0)20 7832 7001 (for the attention of Christopher Bown),

provided that a Party may change its notice details on giving notice to the other Parties of the change in accordance with this Clause 13.

13.3	Any notice given under this Agreement shall, in the absence of earlier receipt, be deemed to have been duly given on:

(A)	if delivered personally, on delivery to the recipient’s address;

(B)	if sent by courier, on delivery, on delivery to the recipient’s address,

provided that, any notice given outside Working Hours in the place to which it is addressed shall be deemed not to have been given until the start of the next period of Working Hours in such place;

(C)	if sent by pre-paid recorded delivery mail, at 10.00 on the second Business Day following the date of posting; and

(D)	if sent by facsimile, when sent (with receipt confirmed).

14.	REMEDIES AND WAIVERS

14.1	No delay or omission by any Party to this Agreement in exercising any right, power or remedy provided by law or under this Agreement shall:

(A)	affect that right, power or remedy; or

(B)	operate as a waiver of it.

14.2
The single or partial exercise of any right, power or remedy provided by law or under this Agreement shall not preclude any other or further exercise of it or the exercise of any other right, power or remedy.

14.3	The rights, powers and remedies provided in this Agreement are cumulative and not exclusive of any rights, powers and remedies provided by law.

14.4
Without prejudice to any other rights and remedies which a Party may have, each Party acknowledges and agrees that damages would not be an adequate remedy for any breach by a Party of the provisions of this Agreement and a Party shall be entitled to seek the remedies of injunction, specific performance and other equitable relief (and neither Party shall contest the appropriateness or availability thereof), for any threatened or actual breach of any such provision of this Agreement by a Party.

15.	INVALIDITY

If at any time any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, that shall not affect or impair:

(A)	the legality, validity or enforceability in that jurisdiction of any other provision of this Agreement; or

(B)	the legality, validity or enforceability under the law of any other jurisdiction of that or any other provision of this Agreement.

16.	NO PARTNERSHIP

Nothing in this Agreement and no action taken by the Parties under this Agreement shall constitute a partnership, association, joint venture or other co-operative entity between the Parties.

17.	CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999

The Parties to this Agreement do not intend that any term of this Agreement should be enforceable, by virtue of the Contracts (Rights of Third Parties) Act 1999, by any person who is not a Party to this Agreement.

18.	FURTHER ASSURANCE

Each Party shall do or procure to be done all such further acts and things and execute or procure the execution of all such other documents as the other Party may from time to time reasonably require for the purpose of giving the Parties the full benefit of the provisions of this Agreement that are enforceable by each of them.

19.	ASSIGNMENT

No Party shall assign, transfer, charge or otherwise deal with all or any part of the benefit of, or its rights or benefits under, this Agreement nor grant, declare, create or dispose of any right or interest in it without the prior written consent of the other Party.

20.	VARIATION

No variation of this Agreement shall be effective unless in writing and signed by or on behalf of each of the Parties.

21.	COSTS AND EXPENSES

Each Party shall pay its own costs and expenses in relation to the negotiation and preparation of this Agreement and the implementation of the transactions contemplated hereby, subject to clause 3(C) and the compensation provided for in Clause 7.

22.	COUNTERPARTS

22.1	This Agreement may be executed in any number of counterparts, and by the Parties on separate counterparts, but shall not be effective until each Party has executed at least one counterpart.

22.2	Each counterpart shall constitute an original of this Agreement, but both counterparts shall together constitute but one and the same instrument.

22.3	Delivery of an executed signature page of this Agreement by e-mail attachment or telecopy shall be effective as delivery of a manually executed counterpart of this Agreement.

23.	CHOICE OF GOVERNING LAW

This agreement is to be governed by and construed in accordance with English law.

24.	JURISDICTION

24.1
Each of the Parties to this Agreement irrevocably agrees that the courts of England shall have exclusive jurisdiction to settle any disputes which may arise out of or in connection with this Agreement and that accordingly any proceedings may be brought in the courts of England.

24.2
Each Party irrevocably waives any objection which it may have now or hereafter to the laying of the venue of any proceedings in the courts of England and any claim that any such proceedings have been brought in an inconvenient forum and further irrevocably agrees that a judgement in any proceedings brought in the courts of England shall be conclusive and binding upon such Party and may be enforced in the courts of England.

SCHEDULE 1

PRESS ANNOUNCEMENT

SCHEDULE 2

EMPLOYEE MATTERS

Target and Offeror agree that the following arrangements will be implemented with respect to Target’s employee share schemes and current employment arrangements.

1.	EMPLOYEE SHARE SCHEME MATTERS

“Bad Leaver” means an employee whose employment has ceased by reason of (i) fraud, (ii) gross misconduct, (iii) a serious breach or non observance of his contract of employment, or (iv) resigning or giving notice of termination of his employment prior to 31 December 2011 (in each case, other than in response to a repudiatory breach of contract by his employer);

“Target Share Schemes” means the Target Long Term Incentive Plan (the “LTIP”), the Target Share Retention Plan, the Target UK Approved Share Option Scheme, the Target Unapproved Option Scheme and the Target International Share Option Scheme (which includes a French Approved Option Scheme); and

“Trust” means the Target Employee Share Trust.

1.1
Target and Offeror agree that it is the commercial intention of the parties that, subject to the rules of the Target Share Schemes, options and awards under the Target Share Schemes become exercisable and/or vest as a consequence of the Acquisition being effected and so agree that if the Acquisition is effected by way of a Scheme they will document the Scheme in such manner as may assist in enabling options and awards held under any of the Target Share Schemes to be exercised or to vest pursuant to the rules of those schemes in consequence of a general offer including, if appropriate, documenting the Scheme as “a general offer by way of scheme of arrangement”.

1.2
Target and Offeror acknowledge that options and awards under certain of the Target Share Schemes may, notwithstanding that the Scheme is documented as mentioned in paragraph 1.1 above, be capable of vesting and/or becoming exercisable in consequence of the Court’s sanction of a Scheme and not in consequence of a general offer.  The parties agree that if the Acquisition is effected by way of a Scheme the timetable for implementation of the Scheme shall be fixed so as to enable such options and awards under the Target Share Schemes to be exercised in sufficient time to enable the participants in the Target Share Schemes to participate in the Scheme on the same terms as shareholders.  Offeror agrees that participants should be permitted to transfer the Target Shares that they acquire pursuant to their options/awards to their spouse/civil partner before they are acquired by Offeror.

1.3
Offeror recognises that Target may need to arrange for Target Shares to be issued so that participants’ rights in respect of their options and/or awards under the Target Share Schemes may be satisfied because insufficient Target Shares may be held in the Trust.  Offeror and Target agree to consider whether it may be appropriate to cash cancel any subsisting awards.

1.4
Target may, if the Acquisition is effected by way of the Scheme, amend the rules of any of the Target Share Schemes in relation to the time at which options may be exercised or awards vest to permit exercise or vesting following Court sanction of the Scheme but before the Effective Date if in the opinion of the Directors or the Target Remuneration Committee (as appropriate), such amendments are necessary or desirable in order to facilitate the administration of any of the Target Share Schemes or to obtain or maintain favourable tax treatment for participants in such schemes or any member of the Target Group in connection with the Acquisition and may, after consultation with Offeror, make any other amendment reasonably necessary to implement the Scheme.

1.5
If the Acquisition is effected by way of a Scheme, Target and Offeror agree that the Articles of Association of Target will (subject to the Target GM Resolutions being duly passed) be amended so that any Target Shares issued or transferred after the Effective Date including pursuant to the exercise or release of options or awards under the Target Share Schemes will be acquired by Offeror on the same terms as were available to other shareholders under the Scheme. The amended articles of association will allow the participant acquiring the target Shares to transfer them to a spouse or civil partner before they are acquired by Offeror.

1.6
Target and Offeror agree that participants exercising options or awards in connection with the Acquisition will not be required to finance the exercise of such options or awards.  Instead, arrangements will be put in place (cashless exercise) by which the exercise price will be deducted from the consideration due on the acquisition of their Target Shares, and paid to Target.  If necessary, Target may amend the rules of any Target Share Scheme to facilitate such cashless exercise.

1.7
Target and Offeror agree that if, after consultation with Offeror, Target reasonably considers it appropriate for tax, securities law or administrative reasons, Offeror will offer to holders of options and awards who are not resident in the United Kingdom, a cash sum equal to the latent profit in their option or award (being the difference between the price per Share offered by Offeror (currently 315p) under the Acquisition and the exercise price of that option or award (if any) in return for agreeing to cancel their option or award.

1.8
Offeror acknowledges that the extent to which options and awards under the Target Share Schemes vest in connection with the Acquisition is to be determined by the Target Remuneration Committee as constituted at the date of this Agreement in accordance with the rules of the relevant scheme and that ultimately any decision in respect of the exercise of any discretion by the Target Remuneration Committee under those rules is a matter solely for the Target Remuneration Committee.  In particular, Offeror agrees that the Target Remuneration Committee:

(A)
will assess performance targets applicable to any subsisting award granted under the LTIP at the date of the Scheme being sanctioned by the Court (or if the Acquisition proceeds by way of a takeover offer on the date of the change of control) and Offeror acknowledges that the Remuneration Committee may determine that the performance targets have been satisfied in full; and

(B)
may, if it considers it appropriate, exercise its discretion to determine that the vesting level of awards granted under the LTIP in 2010 and 2011 will not be subject to a time pro-rating reduction as set out in the LTIP rules provided that: (i) a participant shall only be entitled to receive the benefit of the additional Shares that would result from the disapplication of the time pro-rating (the “Additional Shares”) if he is not a Bad Leaver prior to 31 December 2011; and (ii) the Additional Shares shall not in fact be issued.  Instead of acquiring or receiving the Additional Shares, the participant shall be entitled to receive a cash sum (the “LTIP Cash Amount”) as set out in paragraph 1.9 below.  The Target Remuneration Committee shall have discretion to make adjustments to the basis or manner in which awards granted under the LTIP are satisfied in order to facilitate tax-effective treatment in the hands of participants, provided that any such adjustment shall not increase the cost to the Target of fulfilling such awards or materially affect the commercial intention of the parties for deferring payment.

1.9
The LTIP Cash Amount shall be an amount equal to the price per Share offered by Offeror (currently 315p) under the Acquisition multiplied by the number of Additional Shares which vest under an award as a result of the disapplication of time pro-rating.  The LTIP Cash Amount shall be paid (subject to such deductions for income tax and employee’s social security contributions as are required by law) on the first payroll date in January 2012 or if earlier on (or as soon as reasonably practicable after) the date of termination of employment, subject always to the terms of paragraph 1.8 above.

2.	DOCUMENTATION

2.1	Offeror undertakes to make appropriate proposals in accordance with Rule 15 of the Code to participants in the Target Share Schemes (the “Proposals”).

2.2
Subject to applicable confidentiality, legal and/or regulatory requirements, Target undertakes to Offeror to co-operate with and to provide such information to Offeror in relation to Target Share Schemes as Offeror may reasonably require in order to plan and make the Proposals.

2.3	If the Acquisition proceeds by way of a Scheme:

(A)
Target shall, in consultation with the Offeror and its relevant professional advisers, prepare documentation to be sent to the participants in the Target Share Schemes outlining the anticipated effect of the Scheme on their contractual rights and setting out the Proposals;

(B)	Target agrees to afford Offeror and its relevant professional advisers time to consider the documentation and comment on the same; and

(C)	the parties agree that such documentation should be sent to the participants on the same date as, or as soon as reasonably practicable after, the Scheme Document is sent to the Target Shareholders.

2.4	If the Acquisition proceeds by way of a takeover offer:

(A)
Offeror shall, in consultation with Target and its relevant professional advisers, prepare documentation to be sent to the participants in the Target Share Schemes outlining the effect of the change of control on their contractual rights and setting out the Proposals;

(B)	Offeror agrees to afford Target and its relevant professional advisers time to consider the documents and comment on the same; and

(C)
the parties agree that such documentation should be sent to the participants on the same date as, or as soon as reasonably practicable after, the date the takeover offer becomes or is declared unconditional in all respects.

3.	EMPLOYMENT AND RELATED MATTERS

3.1
Offeror shall procure that the existing employment rights of the Target Group employees will be fully safeguarded upon completion of the Acquisition and that the pension obligations relating to the Target Group’s employees will be complied with.  For these purposes “existing employment rights” are those at the date of this Agreement and include, without limitation, contractual terms and conditions, and established practices which have become an implied term of employees’ contracts (including but not limited to severance policies).  This paragraph 3.1 is not applicable to employees’ rights under and in relation to the Target Share

Schemes which will be dealt with in accordance with the rules of the Target Share Schemes and as contemplated in paragraph 1 above.

3.2
Offeror shall procure that Target shall maintain the level of cover provided by its current directors’ and officers’ liability insurance for both current and former directors and officers of Target Group (including run off cover for a period of six years following a director’s or officer’s retirement) for acts and omissions up to and including the Effective Date, to include the existing directors and officers who retire or whose employment is terminated.  Such insurance shall be with reputable insurers and provide cover at least as broad in its scope as that provided to current directors and officers as at the date of this Agreement.  Further, Offeror shall procure that Target complies with its obligations to indemnify the directors and officers of Target in accordance with the terms of their respective service agreements, letters of appointment or separate deeds of indemnity, as the case may be.

4.	RETENTION AND OTHER COMPENSATION MATTERS

4.1
Offeror acknowledges that Target operates annual incentive schemes for the leadership and management team of Target (the “SIT Schemes”), which comprise formulae based on business performance criteria and discretionary individual performance objectives.  Offeror agrees that Target shall operate the SIT Schemes for the financial year ending 31 December 2011 in accordance with its customary practices and the rules of the SIT Schemes, including paying a time pro-rated bonus to employees who cease employment as good leavers (as defined in the rules of the SIT Schemes) before the end of the relevant financial year.  Offeror further agrees that to the extent that any relevant business performance criteria or individual performance objective will be affected by the Acquisition or any step or action taken after the Effective Date and before 31 December 2011 outside the ordinary course of business as conducted prior to the Effective Date, such effect shall be ignored for the purpose of determining the payment of bonuses.

4.2
For the purposes of protecting the business to be acquired as a consequence of the Acquisition, Target will determine appropriate retention arrangements to be put in place for employees whose retention is considered critical to achieving the successful closure of the transaction and business continuity throughout the period up to the Effective Date and will not make or enter into such arrangements without the prior consent of Offeror (such consent not to be unreasonably withheld, conditioned or delayed).  For the avoidance of doubt, Offeror acknowledges and agrees that to the extent that the payment of any Cash LTIP Amount pursuant to paragraph 1.8(B) of this Schedule 2 has any affect on the business performance criteria or discretionary individual performance objectives of the SIT Schemes, it shall be ignored for the purposes of calculating any amount due and payable under the SIT Schemes.

SCHEDULE 3

SCHEME TIMETABLE

Stage	Indicative Date
☐ Execute this Agreement ☐ Issue Press Announcement	14 June 2011
☐ Part 8 Claim Form issued	24 June 2011
☐ Hearing of the Part 8 Claim Form for leave to convene the Court Meeting	1 July 2011
☐ Post Scheme Circular	8 July 2011
☐ Court Meeting and General Meeting	29 July 2011
☐ Hearing of application notice	16 September 2011
☐ First Court Hearing	28 September 2011
☐ Sanction of the Scheme	28 September 2011
☐ Second Court Hearing	30 September 2011
☐ Confirmation of the Capital Reduction and Effective Date	3 October 2011
☐ Delisting of the Target Shares	7 October 2011
☐ Post consideration to former Target Shareholders	17 October 2011

IN WITNESS whereof the parties have executed this Agreement on the date first above written.

SIGNED by for and on behalf of AVIS EUROPE PLC	) ) )	/s/ Martyn Thomas

SIGNED by for and on behalf of AE CONSOLIDATION LIMITED	) ) )	/s/ David B. Wyshner
David B. Wyshner